SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                            THE MILLBROOK PRESS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    600179105
                                 --------------
                                 (CUSIP Number)

                                    Copy to:

                                          Stephen A. Cohen, Esq.
Applewood Associates, L.P.                Morrison Cohen Singer & Weinstein, LLP
68 Wheatley Road                          750 Lexington Avenue
Brookville, NY 11545                      New York, New York 10022
Telephone (516) 626-3070                  Telephone (212) 735-8600

--------------------------------------------------------------------------------

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                January 23, 1998
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space __.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP
No. 600179105                          13D

================================================================================
 1 | Name of Reporting Person
   | S.S. or I.R.S. Identification No. of Above Person
   |                   Applewood Associates, L.P.
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
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 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d)or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                               New York
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |         771,213 shares                      21.1%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |         0 shares                               0%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |         771,213 shares                      21.1%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |         0 shares                               0%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                               771,213 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                   21.1%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*      PN
   |
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     2 of 11

CUSIP
No. 600179105                          13D

================================================================================
 1 | Name of Reporting Person
   | S.S. or I.R.S. Identification No. of Above Person
   |                             Barry Rubenstein
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, PF
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d)or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |         0 shares                               0%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |         1,980,748 shares                    51.4%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |         0 shares                               0%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |         1,980,748 shares                    51.4%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                               1,980,748 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                   51.4%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*      IN
   |
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     3 of 11

CUSIP
No. 600179105                          13D

================================================================================
 1 | Name of Reporting Person
   | S.S. or I.R.S. Identification No. of Above Person
   |                           Irwin Lieber
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, PF
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d)or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |         159,857 shares                       4.5%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |       1,839,891 shares                      48.7%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |         159,857 shares                       4.5%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |       1,839,891 shares                      48.7%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                             1,999,748 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                   51.9%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*      IN
   |
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     4 of 11

CUSIP
No. 600179105                          13D

================================================================================
 1 | Name of Reporting Person
   | S.S. or I.R.S. Identification No. of Above Person
   |                              Barry Fingerhut
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, PF
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d)or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |         159,857 shares                       4.5%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |       1,839,891 shares                      48.7%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |         159,857 shares                       4.5%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |       1,839,891 shares                      48.7%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                             1,999,748 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)
   |                                                                   51.9%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*      IN
   |
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     5 of 11

CUSIP
No. 600179105                          13D

================================================================================
 1 | Name of Reporting Person
   | S.S. or I.R.S. Identification No. of Above Person
   |                       Applewood Capital Corp.
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d)or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                               New York
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |         0 shares                               0%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |         771,213 shares                      21.1%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |         0 shares                               0%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |         771,213 shares                      21.1%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                               771,213 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)               21.1%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*      CO
   |
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     6 of 11

CUSIP
No. 600179105                          13D

================================================================================
 1 | Name of Reporting Person
   | S.S. or I.R.S. Identification No. of Above Person
   |                               Seth Lieber
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, PF
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d)or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |         4,310 shares                         0.1%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |       771,213 shares                        21.1%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |         4,310 shares                         0.1%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |       771,213 shares                        21.1%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                             775,523 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)               21.2%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*      IN
   |
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                     7 of 11

CUSIP
No. 600179105                          13D

================================================================================
 1 | Name of Reporting Person
   | S.S. or I.R.S. Identification No. of Above Person
   |                              Jonathan Lieber
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, PF
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required                |_|
   | Pursuant to Item 2(d)or 2(e)
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |         4,310 shares                         0.1%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |       771,213 shares                        21.1%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |         4,310 shares                         0.1%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |       771,213 shares                        21.1%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                             775,523 shares
   |
--------------------------------------------------------------------------------
12 |  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* |_|
   |
--------------------------------------------------------------------------------
13 |  Percent of Class Represented by Amount in Row (11)               21.2%
   |
--------------------------------------------------------------------------------
14 |  Type of Reporting Person*      IN
   |
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     8 of 11

      This statement, dated January 23, 1998, constitutes Amendment No. 3 to the
Schedule 13D, dated December 18, 1996, regarding the reporting persons' ownership of certain securities of The Millbrook Press Inc. (the "Issuer").

      The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

      This Amendment No. 3 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Barry Fingerhut acquired an additional 10,000 shares of Common Stock and 75,000 Bridge Warrants for an aggregate of $160,625. The source of funds was working capital and personal funds.

            Irwin Lieber acquired an additional 10,000 shares of Common Stock and 75,000 Bridge Warrants for an aggregate of $160,625. The source of funds was working capital and personal funds.

            Applewood Associates, LP acquired an additional 300,000 shares of Common Stock and 75,000 Bridge Warrants for an aggregate of $1,481,250. The source of funds was working capital.

            Woodland Partners acquired 75,000 Bridge Warrants for an aggregate of $112,500. The source of funds was working capital.

ITEM 5.     INTERESTS IN SECURITIES OF THE ISSUER.

            (a) The following list sets forth the aggregate number and percentage (based on 3,455,000 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q for the quarter ended October 31, 1997) of outstanding shares of Common Stock owned beneficially by each person named in
Item 2, as of January 23, 1998:

                                                        Percentage of Shares of
                               Shares of Common Stock        Common Stock
Name                            Beneficially Owned(1)    Beneficially Owned(1)
--------------------------     ----------------------   -----------------------
Applewood Associates, L.P              771,213                   21.1%
Barry Rubenstein(2)                  1,980,748(3,4,5)            51.4%
Irwin Lieber(2)                      1,999,748(3,5)              51.9%
Barry Fingerhut(2)                   1,999,748(3,5)              51.9%
Applewood Capital Corp.(2)             771,213(3)                21.1%
Seth Lieber(2)                         775,523(6)                21.2%
Jonathan Lieber(2)                     775,523(6)                21.2%


            (b) Applewood has sole power to vote and dispose of 571,213 shares of Common Stock and 200,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 21.1% of the outstanding Common Stock.

            By virtue of being a general partner of Applewood and of Woodland Partners, a shareholder, officer and director of InfoMedia, and an officer and director of AC Corp., Barry Rubenstein may be deemed to have shared power to vote and dispose of 1,580,748 shares of Common Stock and 400,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 51.4% of the outstanding Common Stock.

----------

      1 Includes shares of Common Stock issuable upon the exercise of the Bridge Warrants.

      2 The reporting person disclaims beneficial ownership of these securities except to the extent of its equity ownership therein.

      3 The reporting person is a general partner of Applewood and accordingly has shared dispositive and voting power with respect to the 571,213 shares of Common Stock and 200,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants owned by Applewood.

      4 As a general partner of Woodland Partners, Mr. Rubenstein has shared dispositive and voting power with respect to the 65,857 shares of Common Stock and 75,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants owned by Woodland Partners.

      5 The reporting persons are shareholders, officers and directors of InfoMedia Associates, Ltd. ("InfoMedia"). InfoMedia is a general partner of each of 21st Century Communications Partners, L.P. ("21st Century"), 21st Century Communications T-E Partners, L.P. ("T-E") and 21st Century Communications Foreign Partners, L.P. ("Foreign", and together with "T-E" and "21st Century," the "21st Funds"). 21st Century, T-E and Foreign own, respectively, an aggregate of 639,840, 217,696 and 86,142 shares of Common Stock and 85,000, 28,500 and 11,500 shares of Common Stock issuable upon the exercise of the Bridge Warrants. Accordingly, the reporting persons each have shared voting and dispositive power with respect to the aggregate 1,068,678 shares of Common Stock owned by the 21st Funds.

      6 The reporting person is an officer of AC Corp. and accordingly has shared voting and dispositive power with respect to 571,213 shares of Common Stock owned by Applewood and 200,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants owned by Applewood.

            Irwin Lieber has sole power to vote and dispose of 84,857 shares of Common Stock and 75,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants which represents approximately 4.5% of the outstanding Common Stock. By virtue of being a general partner of Applewood and an officer and director of AC Corp., and a shareholder, officer and director of InfoMedia, Mr. Lieber may be deemed to have shared power to vote and dispose of 1,514,891 shares of Common Stock and 325,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 48.7% of the outstanding Common Stock.

            Barry Fingerhut has sole power to vote and dispose of 84,857 shares of Common Stock and 75,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants which represents approximately 4.5% of the outstanding Common Stock. By virtue of being a general partner of Applewood and an officer and director of AC Corp., and a shareholder, officer and director of InfoMedia, Mr. Fingerhut may be deemed to have shared power to vote and dispose of 1,514,891 shares of Common Stock and 325,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 48.7% of the outstanding Common Stock.

            By virtue of being a general partner of Applewood, AC Corp. may be deemed to have shared power to vote and dispose of 571,213 shares of Common Stock and 200,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 21.1% of the outstanding Common Stock.

            Seth Lieber has sole power to vote and dispose of 4,310 shares of Common Stock which represents approximately 0.1% of the outstanding Common Stock. By virtue of being an officer of AC Corp., Mr. Lieber may be deemed to have shared power to vote and dispose of 571,213 shares of Common Stock and 200,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 21.1% of the outstanding Common Stock.

            Jonathan Lieber has sole power to vote and dispose of 4,310 shares of Common Stock which represents approximately 0.1% of the outstanding Common Stock. By virtue of being an officer of AC Corp., Mr. Lieber may be deemed to have shared power to vote and dispose of 571,213 shares of Common Stock and 200,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 21.1% of the outstanding Common Stock.

            (c) The following is a description of all transaction in shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from November 28, 1997 through January 23, 1998 inclusive.

Name of                Purchase of        Number of Shares           Purchase or
Shareholder            Sale Date          Purchased or (Sold)        Sale Price
-----------            -----------        -------------------        ----------

Barry Fingerhut        12/3/97            10,000                     $4.8125

Irwin Lieber           12/3/97            10,000                     $4.8125

Name of                Purchase of        Number of Shares           Purchase or
Shareholder            Sale Date          Purchased or (Sold)        Sale Price
-----------            -----------        -------------------        ----------

Applewood Associates, LP     12/23/98         300,000                 $4.5625

                  The shares of Common Stock were acquired in the over-the-counter market.

                  On January 23, 1998, each of Applewood Associates, L.P., Woodland Partners, Irwin Lieber and Barry Fingerhut purchased 75,000 Bridge Warrants in private transactions for $1.50 per Bridge Warrant.

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

            (e)   Not applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


                                           APPLEWOOD ASSOCIATES, L.P.



                                           By: /s/ Irwin Lieber
                                               ---------------------------------
                                                   Irwin Lieber, General Partner



                                           APPLEWOOD CAPITAL CORP.



                                           By: /s/ Barry Rubenstein
                                               ---------------------------------
                                                   Barry Rubenstein, President


                                               /s/ Barry Rubenstein
                                               ---------------------------------
                                                   Barry Rubenstein


                                               /s/ Irwin Lieber
                                               ---------------------------------
                                                   Irwin Lieber


                                               /s/ Barry Fingerhut
                                               ---------------------------------
                                                   Barry Fingerhut


                                               /s/ Seth Lieber
                                               ---------------------------------
                                                   Seth Lieber


                                               /s/ Jonathan Lieber
                                               ---------------------------------
                                                   Jonathan Lieber
Date: January 30, 1998

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
            CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).